SEALSQ CORP

Avenue Louis-Casai 58

Contrin

Switzerland

1216

March 10, 2023

Mr. Patrick Fullem

Mr. Evan Ewing

Division of Corporation Finance

Office of Manufacturing

100 F Street, N. E.

Washington, D.C. 20549

Re:	SEALSQ Corp Registration Statement on Form F-1 Submitted February 10, 2023 CIK No. 0001951222

Dear Mr. Fullem and Mr. Ewing:

This letter responds to the letter dated February 10, 2023 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) resulting from the Staff’s review of the Registration Statement on Form F-1 of SEALSQ Corp (the “Company,” or “we”) initially submitted to the Commission on February 10, 2023 (the “Initial Registration Statement”).

We are filing with the Commission via EDGAR concurrently herewith an amended Registration Statement responding to the Staff’s comment (as amended, the “Registration Statement”).

For your convenience, your original comments appear in bold text, followed by our responses. Page references in our responses are to the Registration Statement.

General

1.	We note your response to prior comment 27. Based on your response, it is not clear why you believe the transaction does not constitute a secondary offering of SEALSQ securities by WISeKey International Holding AG. In this instance, because WISeKey is deemed to be the reseller of 100% of SEALSQ securities, we believe WISeKey is serving as a conduit for the public distribution of SEALSQ securities and should therefore be identified as a statutory underwriter under Section 2(a)(11) of the Securities Act. Please revise the registration statement or tell us why WISeKey should not be identified as a selling shareholder and as an underwriter.

Response:

In response to the Staff’s comment, we have revised its disclosure on the cover page and page 111 of the Registration Statement to identify WISeKey as a statutory underwriter and as a selling shareholder.

Unaudited Pro Forma Condensed Combined Financial Information, page 53

2.	We note your presentation of the capitalization tables on pages 60 and 61 which set forth SEALSQ's consolidated capitalization as of June 30, 2022, and after the recapitalization under common control. In this regard, please tell us the purpose of the capitalization tables in Note 4 and how the presentation differs from the amounts presented in the shareholders' equity section on your unaudited pro forma condensed combined consolidated balance sheet as of June 30, 2022 on page 55. Please consider removing as the presentation is confusing and duplicative.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to remove the capitalization tables in Note 4 of the unaudited pro forma condensed combined financial information.

Introduction, page 54

3.	We note the revised disclosure in response to prior comment 12. Please further revise to remove the references to “directly attributable” and “factually supportable” as they are no longer included in Article 11.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to remove the references to “directly attributable” and “factually supportable” in the introduction of the unaudited pro forma condensed combined financial information.

Note 4. Transaction Accounting Adjustments and Autonomous Entity Adjustments Adjustment (a), page 59

4.	The disclosures on page 60 do not appear to agree with the information presented in SEALSQ Corp’s historical balance sheet as of June 30, 2022 on page 55. Please revise to resolve these inconsistencies or provide a reconciliation in the disclosure.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to provide the exact debit and credit accounting entries of the transaction accounting adjustments (a) and (b) in Note 4 of the unaudited pro forma condensed combined financial information.

Adjustment (e), page 61

5.	We note from your disclosure on page 133 that Class F Shareholders have dividend right and will be paid five times greater than the amount paid to Ordinary Shareholders. Please explain why you did not reflect the Class F Shares in your pro forma earnings per share calculation. In this regard, please tell us your consideration for applying the two-class method in your calculation. Refer to ASC 260-10-45.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose the split of earnings per share between our ordinary shares and Class F shares in the unaudited pro forma condensed combined statement of comprehensive loss of each period presented. The Company also revised Note 4(e) of the unaudited pro forma condensed combined financial information to reflect the two-class method applied.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 64

6.	We note the revised disclosure in the Material Contracts section in response to prior comment 19. Please also revise to include this information in the Liquidity and Capital Resources section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose in the Liquidity and Capital Resources section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations that the credit line with WISeKey as at June 30, 2022 “does not cap the amount of loans allowed under the agreement”. The Company notes that the disclosure in the Liquidity and Capital Resources section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 64 differs from the disclosure in the Material Contracts section due to amendments to the loan facility with WISeKey International Holding Ltd effected after June 30, 2022.

Business Overview, page 86

7.	We note your response to prior comment 20. Please revise the description of your business throughout the registration statement to clarify, if true, that the NFTs and blockchain technology used by your customers has not been developed by you and that you only provide your customers the ability to create and maintain a secure link between an object and its NFT. For example, you state that “our semiconductors, when placed on any object, securely issue NFTs,” “SEALSQ uses a unique method to secure semiconductors designed by the Company through cutting-edge authentication processes combined with identity blockchain and post-quantum technology” and make multiple references to the Casper blockchain. Please also provide a detailed explanation of how your products function, the process by which a customer that purchases SEALSQ semiconductors issues a NFT and creates and maintains a secure link between an object and its NFT. Provide illustrative examples as appropriate. Furthermore, revise your disclosure to describe the blockchain technology supported by your products and the risks and challenges related to your customers' reliance on blockchain technology that you did not develop.

Response:

In response to the Staff’s comment, we have revised its disclosure on pages 86, 88, 89 and 90 of the Registration Statement.

Index to Consolidated Financial Statements, page F-1

8.	We note your response to prior comment 25 regarding the application of the business combination related shell company definition to SEALSQ Corp. Your response indicates SEALSQ Corp was formed solely for the purpose of completing a business combination transaction among one or more entities other than the shell company and that one of the entities is Wisekey Semiconductors SAS. Please clarify the entities that are combining in the business combination transaction, as it appears Wisekey Semiconductors KK and Wisekey Semiconductors are already subsidiaries of Wisekey Semiconductors SAS. If SEALSQ Corp is not a business combination related shell company, then file audited financial statements of SEALSQ Corp.

Response:

In response to the Staff’s comment, we have filed the audited balance sheet of SEALSQ Corp.

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please contact us at 011-41-22-594-3000 or via e-mail at cmoreira@wisekey.com/pward@wisekey.com or our outside legal counsel from Patterson Belknap Webb & Tyler LLP at 212-336-2301 or via e-mail at hhraspe@pbwt.com, if you have any questions or require additional information.

Respectfully, SEALSQ Corp

By:	/s/ Carlos Moreira, CEO
By:	/s/ Peter Ward, CFO

cc:	Herman H. Raspé. Esq. (Patterson Belknap Webb & Tyler LLP)